SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CAREMAX, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

14171W103

(CUSIP Number)

CARLOS A. DE SOLO

1000 NW 57 COURT, SUITE 400

MIAMI, FLORIDA 33126

(786) 360-4768

O.M. INVESTMENT GROUP, INC.

1000 NW 57 COURT, SUITE 400

MIAMI, FLORIDA 33126

(786) 360-4768

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

SEPTEMBER 14, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14171W103	Page 2 of 5

1.	Name of Reporting Persons Carlos A. de Solo
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 6,416,926 (1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 6,400,926 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,416,926 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount of Row (11) 7.61%(2)
14.	Type of Reporting Person IN

(1)

The number of reported securities includes (i) 16,000 shares (the “Escrow Shares”) of the Class A Common Stock, $0.0001 par value per share (“Common Stock”), of CareMax, Inc. (the “Issuer”) that are currently being held in escrow and are subject to forfeiture in connection with post-closing adjustment obligations related to the Issuer’s business combination (the “Business Combination”) with CareMax Medical Group, LLC (“CMG”) and IMC Medical Group Holdings, LLC (“IMC”), pursuant to that certain Business Combination Agreement, dated as of December 18, 2020 (the “Business Combination Agreement”), by and among the Issuer, the entities listed in Annex I to the Business Combination Agreement (which includes O.M. Investment Group, Inc. (“O.M.”)) (collectively, the “CMG Sellers”), IMC Holdings, LP, a Delaware limited partnership (“IMC Parent” and together with the CMG Sellers, the “Sellers”), CMG, IMC, and, solely for the limited purposes specified therein, Deerfield Partners, L.P; and (ii) 960,818 shares of Common Stock issued to O.M. on September 14, 2021 as earnout shares pursuant to the terms of the Business Combination Agreement. The reported securities, other than the Escrow Shares, are held by O.M., and the Escrow Shares are held on behalf of O.M. in its capacity as representative of the CMG Sellers. Mr. de Solo beneficially owns the reported securities held by O.M. Mr. de Solo may be deemed to beneficially own the Escrow Shares and disclaims beneficial ownership of the Escrow Shares except to the extent of his pecuniary interest therein.

(2)

This percentage is based on 84,332,457 shares of Common Stock outstanding, consisting of 3,200,000 shares of Common Stock issued to the Sellers on September 14, 2021 as earnout shares pursuant to the terms of the Business Combination Agreement (including the 960,818 shares of Common Stock issued to O.M.) and the 81,132,457 shares of Common Stock reported outstanding as of August 12, 2021 in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 18, 2021.

CUSIP No. 14171W103	Page 3 of 5

1.	Name of Reporting Persons O.M. Investment Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 6,416,926 (1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 6,400,926 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,416,926 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount of Row (11) 7.61%(2)
14.	Type of Reporting Person CO

(1)

The number of reported securities includes (i) 16,000 Escrow Shares that are currently being held in escrow and are subject to forfeiture in connection with post-closing adjustment obligations related to the Business Combination; and (ii) 960,818 shares of Common Stock issued to O.M. on September 14, 2021 as earnout shares pursuant to the terms of the Business Combination Agreement. The reported securities, other than the Escrow Shares, are held by O.M., and the Escrow Shares are held on behalf of O.M. in its capacity as representative of the CMG Sellers. Mr. de Solo beneficially owns the reported securities held by O.M. Mr. de Solo may be deemed to beneficially own the Escrow Shares and disclaims beneficial ownership of the Escrow Shares except to the extent of his pecuniary interest therein.

(2)

This percentage is based on 84,332,457 shares of Common Stock outstanding, consisting of 3,200,000 shares of Common Stock issued to the Sellers on September 14, 2021 as earnout shares pursuant to the terms of the Business Combination Agreement (including the 960,818 shares of Common Stock issued to O.M.) and the 81,132,457 shares of Common Stock reported outstanding as of August 12, 2021 in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 18, 2021.

CUSIP No. 14171W103	Page 4 of 5

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Carlos A. de Solo, a natural person, and (ii) O.M. Investment Group, Inc. (“O.M.”) (collectively with Mr. de Solo, the “Reporting Persons”) on June 21, 2021 (the “Schedule 13D”), with respect to shares of Class A Common Stock, $0.0001 par value per share (“Common Stock”) of CareMax, Inc. (the “Issuer”) .

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The following amends the information set forth Item 3 of the Statement by adding the sentence to the end of the third paragraph of Item 3:

The conditions for the issuance of 3,200,000 of the Earnout Shares were fully satisfied on September 14, 2021, resulting in the Reporting Persons becoming the beneficial owners of 960,818 Earnout Shares.

Item 5.	Interest in Securities of the Issuer.

The following amends and restates the information set forth in Item 5 of the Schedule 13D in its entirety:

(a)—(b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Immediately prior to the Closing of the Business Combination pursuant to the Business Combination Agreement, the Reporting Persons did not own any shares of Common Stock. By virtue of Mr. de Solo’s ownership and control of O.M. discussed in Item 2, each of the Reporting Persons may be deemed to have shared dispositive power of 6,400,926 shares of Common Stock and shared voting power 6,416,926 of shares of Common Stock, which includes 16,000 Escrow Shares (collectively, the “Shares”). None of the Reporting Persons has sole voting power or sole dispositive power as to any of the Shares. As a result of their shared voting power and shared dispositive power with respect to the Shares, as applicable, the Reporting Persons each may be deemed the beneficial owner of the Shares. Mr. de Solo may be deemed to beneficially own the Escrow Shares; however, Mr. de Solo disclaims beneficial ownership of the Escrow Shares except to the extent of his pecuniary interest therein. The Shares exclude 1,750,000 of Earnout Shares that may become issuable in the future pursuant to the Business Combination Agreement. The Shares represent 7.61% of the outstanding voting power of the shares of Common Stock immediately after the closing of the Business Combination. This percentage is based on 84,332,457 shares of Common Stock outstanding, consisting of 3,200,000 shares of Common Stock issued to the Sellers on September 14, 2021 as earnout shares pursuant to the terms of the Business Combination Agreement (including the 960,818 shares of Common Stock issued to O.M.) and the 81,132,457 shares of Common Stock reported outstanding as of August 12, 2021 in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 18, 2021.

(c) Except as set forth in this Amendment, or in the Schedule 13D, no Reporting Person nor, to the knowledge of the Reporting Persons, Cristina de Solo of O.M., has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) Except as set forth in this Amendment, or in the Schedule 13D, no Reporting Person nor, to the knowledge of the applicable Reporting Person, Cristina de Solo of OM, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Amendment, or in the Schedule 13D.

(e) Not applicable.

CUSIP No. 14171W103	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2021	CARLOS A. DE SOLO

/s/ Carlos A. de Solo

O.M. INVESTMENT GROUP, INC.

	By:	/s/ Carlos A. de Solo
	Name:	Carlos A. de Solo
	Title:	President